SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 29, 2023 regarding “Ericsson’s Annual General Meeting 2023”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 30, 2023

PRESS RELEASE

March 29, 2023

Ericsson’s Annual General Meeting 2023

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held today on March 29, 2023 in Kista, Stockholm. Shareholders were also able to exercise their voting rights by post before the meeting.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2022.

Dividend

The proposed dividend of SEK 2.70 per share was approved by the AGM. The dividend will be paid in two equal installments: SEK 1.35 per share with the record date Friday, March 31, 2023, and SEK 1.35 per share with the record date Friday, September 29, 2023. Euroclear Sweden AB is expected to disburse SEK 1.35 per share on Wednesday, April 5, 2023, and SEK 1.35 per share on Wednesday, October 4, 2023.

Remuneration report

The AGM resolved to adopt the Board of Directors’ remuneration report for 2022.

Discharge from liability

The AGM resolved to discharge Carolina Dybeck Happe and Annika Salomonsson from liability for the financial year 2022. It was recorded that shareholders representing at least one tenth of all of the shares in the company voted against discharge from liability for the other members of the Board and the President for the financial year 2022.

1 (6)

PRESS RELEASE

March 29, 2023

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Jan Carlson was elected as new Chair of the Board and Jon Fredrik Baksaas, Börje Ekholm, Eric A. Elzvik, Carolina Dybeck Happe, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. Jonas Synnergren and Christy Wyatt were elected new Board members. Ronnie Leten, Kurt Jofs and Nora Denzel, who did not stand for re-election, left the Board of Directors in connection with the AGM. It was also noted that the unions have appointed Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting employee representatives in the Board of Directors with Ulf Rosberg, Loredana Roslund and Annika Salomonsson as deputies.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Yearly fee to the Chair of the Board of SEK 4,500,000, and fees to other non-employee members of the Board, elected by the AGM, of SEK 1,140,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows: SEK 495,000 to the Chair of the Audit and Compliance Committee and SEK 285,000 to each of the other members of the Audit and Compliance Committee, SEK 210,000 to each of the Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee, and SEK 185,000 to each of the other members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment (excluding fees for Committee work), in the form of synthetic shares.

Auditor

The AGM re-elected Deloitte AB as auditor for the period up until the end of the AGM 2024 and approved the Nomination Committee´s proposal for auditor fee.

Long-Term Variable Compensation Programs

Long-Term Variable Compensation Program I 2023 (LTV I 2023)

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of LTV I 2023 for the members of the Executive Team, including the President and CEO, (currently 17 individuals), comprising a maximum of 4.1 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of

2 (6)

PRESS RELEASE

March 29, 2023

charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 4.1 million B-shares covered by LTV I 2023 correspond to approximately 0.12 percent of the total number of registered shares of the company.

Furthermore, the AGM resolved to approve the Board of Directors’ proposal to hedge the company’s undertakings under LTV I 2023 through an equity swap agreement with a third party.

Long-Term Variable Compensation Program II 2023 (LTV II 2023)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows:

•

Implementation of LTV II 2023 for employees classified as Executives, excluding the President and CEO and Executive Team, (currently approximately 180 employees), comprising a maximum of 5.9 million B-shares in Ericsson. “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year vesting period, provided that certain performance conditions are met and that the participant retains his or her employment. The 5.9 million B-shares covered by LTV II 2023 correspond to approximately 0.18 percent of the total number of registered shares of the company.

•	A directed issue of 5.9 million C-shares to Investor AB, or subsidiaries of Investor AB, at a subscription price corresponding to the quota value of the share (approximately SEK 5).

•

Authorization for the Board of Directors to, prior to the AGM 2024, resolve on an acquisition offer regarding the 5.9 million C-shares at a price per share corresponding to the quota value of the share (approximately SEK 5). Following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange.

•

Transfer of no more than 4.9 million B-shares, free of consideration, to employees covered by the terms of the LTV II 2023. The AGM further resolved to authorize the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV II 2023, prior to the AGM 2024, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants of LTV II 2023 in relation to the Performance Share Awards for remittance to revenue authorities.

3 (6)

PRESS RELEASE

March 29, 2023

•

Transfer of no more than 1.0 million B-shares on Nasdaq Stockholm, prior to the AGM 2024, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Transfer of treasury stock to employees and on an exchange, directed share issues and acquisition offer for the previously resolved LTV programs 2021 and 2022 (LTV 2021 and LTV 2022)

The AGM resolved to approve the Board of Directors’ proposals on:

•	directed issues of in total 4.1 million C-shares to Investor AB, or subsidiaries of Investor AB, at a subscription price corresponding to the quota value of the share (approximately SEK 5);

•

authorization for the Board of Directors to, prior to the AGM 2024, resolve on an acquisition offer regarding the 4.1 million C-shares at a price per share corresponding to the quota value of the share (approximately SEK 5); following the acquisition, the C-shares will, in accordance with the articles of association, be converted into B-shares, which thereafter can be transferred to employees and on an exchange;

•

transfer of no more than 3.1 million B-shares, free of consideration, to employees covered by the terms of LTV 2021 and LTV 2022, with an authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2021 and LTV 2022, prior to the AGM in 2024, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities; and

•

transfer of no more than 1 million B-shares on Nasdaq Stockholm, prior to the AGM 2024, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security payments.

Transfer of treasury stock on an exchange for previously resolved LTV programs 2019 and 2020

4 (6)

PRESS RELEASE

March 29, 2023

The AGM resolved to approve the Board of Directors’ proposals on:

•

transfer of no more than 1.4 million B-shares on Nasdaq Stockholm, prior to the AGM 2024, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security charges, which may occur in relation to the previously resolved and ongoing LTV programs LTV 2019 and LTV 2020; and

•

authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2019 and LTV 2020, prior to the AGM 2024, retain and sell no more than 60% of the vested B-shares on Nasdaq Stockholm, at a price within the, at each time, prevailing price interval for the share, in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the Performance Share Awards for remittance to revenue authorities.

New Guidelines for remuneration to Group management

The AGM resolved to approve the new guidelines for remuneration to Group Management, in accordance with the Board of Directors’ proposal.

Shares and votes

There are in total 3,334,151,735 shares in the company; 261,755,983 A-shares and 3,072,395,752 B-shares, corresponding to in total 568,995,558.2 votes. The company’s holding of treasury stock as of March 29, 2023, amounts to 4,009,306 B-shares, corresponding to 400,930.6 votes.

NOTES TO EDITORS:

FOLLOW US:

Subscribe to Ericsson press releases here

Subscribe to Ericsson blog posts here

https://twitter.com/ericsson

https://www.facebook.com/ericsson

https://www.linkedin.com/company/ericsson

5 (6)

PRESS RELEASE

March 29, 2023

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact persons

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Media

Peter Borsos, Head of External Relations

Phone: +46703176800

E-mail: peter.borsos@ericsson.com

Kristoffer Edshage, Head of Regulatory and Financial Communication

Phone: +46 722 20 44 46

E-mail: kristoffer.edshage@ericsson.com

Media relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

6 (6)